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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Telefonos de Mexico, S.A.
-------------------------------------------------------------------
(Name of Issuer)


Ordinary Shares**
-------------------------------------------------------------------
(Title of Class of Securities)


87940310
--------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------
**All of the Ordinary Shares set forth on Item 9 of the cover sheets are beneficially held through ADR's and certain call options.

Page 2 of 11 Pages


CUSIP NO. 87940310                  13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

31,127,591

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

31,127,591

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,127,591

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.7%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 11 Pages


CUSIP NO.    87940310               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Group, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

28,815,820

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

28,815,820

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,815,820

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.2%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 11 Pages


CUSIP NO.    87940310               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Princeton Services, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

27,210,820

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

27,210,820

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,210,820

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.8%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 5 of 11 Pages


CUSIP NO.    87940310               13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Asset Management, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

27,204,820

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

27,204,820

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,204,820

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.8%

12. TYPE OF REPORTING PERSON*

IA, PN

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 6 of 11 Pages

                    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
            --------------

            Telefonos de Mexico, S.A.

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            Parque via 190
            Colonia Cuauhtemoc
            06599 Mexico


ITEM 2 (a)  Name of Persons Filing:
            ---------------------

            Merrill Lynch & Co., Inc.
            Merrill Lynch Group, Inc..
            Princeton Services, Inc.
            Merrill Lynch Asset Management, L.P.


ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

Merrill Lynch & Co., Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Merrill Lynch Group, Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Princeton Services, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Asset Management, L.P.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Page 7 of 11 Pages


ITEM 2 (c)  Citizenship:
            -----------

See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
            ----------------------------

Oridnary Shares

ITEM 2 (e)  CUSIP NUMBER:

87940310

ITEM 3

   Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML
Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b) (ii) (G). Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM") is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940.


ITEM 4  Ownership
        ---------

(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI and MLAM (the "Reporting Persons") disclaim beneficial ownership of the securities of Telefonos de Mexico, S. A. (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company covered by this statement, other than, in the case of ML&Co., certain securities of the Company held in proprietary trading accounts by a broker-dealer subsidiary of ML&Co.

(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

          See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

          See Item 7 of Cover Pages

Page 8 of 11 Pages



    (iv)  share power to dispose of or direct the disposition of:

          See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------
Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------

  PSI is the general partner of MLAM and Fund Asset Management, L.P. ("FAM"). MLAM and FAM are investment advisers registered under Section 203 of the Investment Company Act of 1940 and act as investment advisers to several investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. No other person has an interest that relates to more than 5% of the class of securities reported herein.


ITEM 7   Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

See Exhibit A

ITEM 8   Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Not Applicable

Page 9 of 11 Pages


ITEM 9  Notice of Dissolution of Group.
        ------------------------------

Not Applicable

ITEM 10  Certification
         -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1996


Merrill Lynch & Co., Inc.

/s/ Richard B. Alsop

----------------------------
Name: Richard B. Alsop
Title:  Attorney-In-Fact*


Merrill Lynch Group, Inc.

/s/ Richard B. Alsop

-----------------------------
Name: Richard B. Alsop
Title:  Attorney-In-Fact**


Princeton Services, Inc.

/s/ Richard B. Alsop

-----------------------------
Name:  Richard B. Alsop
Title:  Attorney-In-Fact***


Merrill Lynch Asset Management, L.P.
By: Princeton Services, Inc. (General Partner)

/s/ Richard B. Alsop

-------------------------
Name:   Richard B. Alsop
Title Attorney-In-Fact****


------------------------------------
* Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to this Schedule 13G.

** Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit C to this Schedule 13G.

*** Signed pursuant to a power of attorney, dated November 30, 1995, included as Exhibit D to this Schedule 13G.

**** Signed pursuant to a power of attorney, dated November 30, 1995, included as Exhibit E to this Schedule 13G.

Page 10 of 11 Pages


                        EXHIBIT A TO SCHEDULE 13G
                        -------------------------

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                    -----------------------------------------

   Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, ("PSI") are parent holding companies pursuant to (S)240 13d-1(b) (1) (ii) (G). The relevant subsidiaries of Merrill Lynch & Co. are Merrill Lynch, Pierce, Fenner and Smith Incorporated ("MLPF&S"), Merrill Lynch Global Asset Management ("MLGAM"), Merrill Lynch Asset Management, U.K. Limited ("MLAM UK"), ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM"). The relevant subsidiary of Merrill Lynch Group is PSI.

    ML&Co. may be deemed to be the beneficial owner of securities of Telefonos de Mexico, S.A. (the "Company") that are deemed to be beneficially owned by ML Group, MLPF&S, MLGAM and MLAM UK.

    MLPF&S, a Delaware corporation with its principal place of business at 250 Vesey Street, New York, New York is a wholly-owned direct subisdiary of ML&Co. and a broker-dealer registered pursuant to Section 15 to the Securities Exchange Act of 1934. MLPF&S may be deemed to be the beneficial owner of certain ordinary shares of the Company held in customer accounts over which it has discretionary power. MLPF&S may be deemed to the beneficial owner of certain ordinary shares of the Company held in proprietary trading accounts.

    MLGAM is a London based company established under the laws of the United Kingdom and a member of the Investment Managers Regulatory Organisation Limited. MLGAM is wholly owned by ML&Co. through intermediate holding companies. The staff of the Securities and Exchange Commission has granted no-action relief by letter dated November 24, 1993 recognizing that foreign subsidiaries, including MLGAM (and the intermediate holding companies), which would qualify as an institutional investor within the meaning of Rule 13d-1(b)(ii)(A)-(G) if in the U.S., and which satisfy the criteria of sub-section (i) of the Rule and the representations of ML&Co. in its request dated October 25, 1993, would qualify to use Schedule 13G. MLGAM may be deemed to beneficially own certain of the reported ordinary shares of the Company.

    MLAM UK, a wholly-owned indirect subsidiary of ML&Co., is a London based company established under the laws of the United Kingdom. It is a member of the Investment Managers Regulatory Organization Limited in the UK and an investment adviser registered pursuant to the Investment Advisers Act of 1940. MLAM UK may be deemed to beneficially own certain of the reported ordinary shares of the Company.

    ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 7.2% of the ordinary shares of the Company by virtue of its control of (i) Merrill Lynch Bank (Suisse) S.A. ("Bank Suisse"), a bank organized and existing under the laws of Switzerland and an indirect wholly-owned subsidiary of ML Group which is treated, pursuant to a "no-action" letter issued to ML&Co. dated November 24, 1993 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, as an institutional investor within the meaning of Section 240.13d-1(b)(1)(ii)(A)(G) for purposes of Schedule 13G reporting, (ii) certain Merrill Lynch trust companies, each of which is a wholly-owned subsidiary of ML Group and a bank as defined in Section 3(a)(6) of the Act (iii) and PSI. Each of such subsidiaries of ML Group may be deemed to beneficially own certain of the reported ordinary shares of the Company.

    PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 6.8% of the ordinary shares of the Company by virtue of its being the general partner of MLAM and FAM.

    MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 6.8% of the ordinary shares of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. No other registered investment company advised by MLAM owns more than 5% of the ordinary shares of the Company reported herein.

    FAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. FAM may be deemed to be the beneficial owner of less than 5% of the ordinary shares of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

    Pursuant to (S)240.13d-4, ML & Co., MLPF&S, MLGAM, MLAM UK, ML Group, the Merrill Lynch trust companies, Bank Suisse, PSI, MLAM and FAM disclaim beneficial ownership of the securities of the Issuer, and the filing of this
Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company, other than, in the case of ML&Co. and MLPF&S, certain securities of the Company held by MLPF&S in proprietary trading accounts.

Page 11 of 11 Pages

                                    EXHIBIT B
                                    ---------
                                POWER OF ATTORNEY



    The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of the State of Delaware, with its principal place of business at World Financial Center, North Tower, New York, New York, 10281, does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as Secretary or an Assistant Secretary of the Corporation, acting severally, each of whose address is Merrill Lynch
& Co., Inc., World Financial Center, North Tower, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead
(i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original copies or electronic filings of any forms (inclu-ding, without limitation, Securities and Exchange Commission Form 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

    IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 17th day of November, 1995.


MERRILL LYNCH & CO., INC.


By:    /s/ David H. Komansky
----------------------------
Name:  David H. Komansky
Title: President and Chief Operating Officer




                                    EXHIBIT C
                                    ---------
                                POWER OF ATTORNEY



    The undersigned, Merrill Lynch Group, Inc. (the "Corporation"), a corporation duly organized under the laws of the State of Delaware, with its principal place of business at World Financial Center, North Tower, New York, New York, 10281, does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as Secretary or an Assistant Secretary of the Corporation, acting severally, each of whose address is Merrill Lynch
& Co., Inc., World Financial Center, North Tower, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead
(i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original copies or electronic filings of any forms (inclu-ding, without limitation, Securities and Exchange Commission Form 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

    IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 17th day of November, 1995.


MERRILL LYNCH GROUP, INC.


By:    /s/ Rosemary T. Berkery
------------------------------
Name:  Rosemary T. Berkery
Title: Vice President and Director



                                   EXHIBIT D
                                   ---------
                                POWER OF ATTORNEY



    The undersigned, Princeton Services Inc., a corporation duly organized under the laws of the State of Delaware, with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08536 does hereby make, constitute and appoint Richard B. Alsop, Andrea Lowenthal, Richard D. Kreuder, Gregory T. Russo, or Dauna R. Williams, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead to execute and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission
Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to
Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

    IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 30th day of November, 1995.


PRINCETON SERVICES INC.


By:    /s/ Philip L. Kirstein
--------------------------------------
Name:  Philip L. Kirstein
Title: Director, Senior Vice President
         Secretary and General Counsel


                                   EXHIBIT E
                                   ---------
                                POWER OF ATTORNEY



    The undersigned, Merrill Lynch Asset Management, L.P. d/b/a Merrill Lynch Asset Management, a Limited Partnership duly organized under the laws of the State of Delaware, with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08536 does hereby make, constitute and appoint Richard B. Alsop, Andrea Lowenthal, Richard D. Kreuder, Gregory T. Russo, or Dauna R. Williams, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead to execute and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule
13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

    IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 30th day of November, 1995.


Merrill Lynch Asset Management, L.P.
d/b/a  Merrill Lynch Asset Management
By: Princeton Services, Inc., General Partner



By:    /s/ Philip L. Kirstein
---------------------------------------------
Name:  Philip L. Kirstein
Title: Director, Senior Vice President
         Secretary and General Counsel